SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 1

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

São Paulo, February 28, 2019 – Ambev S.A. [B3: ABEV3; NYSE: ABEV] announces its results for the fourth quarter and full year of 2018. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the twelve-month period ended December 31, 2018 filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

OPERATING AND FINANCIAL HIGHLIGHTS

Net revenue: Top line was up 5.3% in 4Q18, as the volume drop of 3.8% was more than offset by the growth in net revenue per hectoliter (NR/hl) of 9.4%. Net revenue was down in Brazil (-0.6%) and Canada  (-2.2%) and was up in Central America and the Caribbean (CAC) (+9.6%) and Latin America South (LAS)1 (+21.8%). In Brazil, volume was down 4.0% and NR/hl rose 3.5%. In CAC, volume and NR/hl grew by 7.9% and 1.5%, respectively. In LAS, volume was down 7.3% and NR/hl rose 30.3%. In Canada, while volume was negative (-3.6%), NR/hl increased by 1.5%. In the full year, on a consolidated basis, net revenue was up 6.9%, with volume declining by 2.6% and NR/hl growing by 9.7%.

Cost of goods sold (COGS): In 4Q18, COGS and cash COGS (excluding depreciation and amortization) were up 14.5% and 14.7%, respectively. On a per hectoliter basis, COGS (COGS/hl) grew by 18.9% while cash COGS was up 19.1%, mainly due to inflationary pressures in Argentina, higher commodities prices and a hard comparable in 4Q17, partially offset by favorable FX in Brazil. In 2018, COGS and cash COGS rose 6.1% and 5.9%, respectively, and, on a per hectoliter basis, COGS grew by 8.9% while cash COGS was up 8.7%.

Selling, general & administrative (SG&A) expenses: In 4Q18, SG&A and cash SG&A (excluding depreciation and amortization) were down 10.1% and 10.2%, respectively, significantly below our weighted average inflation (approximately 8%). This was driven by (i) phasing of bonus accruals, which were fully booked in 4Q17 and in this year were split between 3Q18 and 4Q18 and (ii) projects related to non-working money expenses. Full year SG&A and cash SG&A grew by 2.1% and 2.0%, respectively.

EBITDA, gross margin and EBITDA margin: In 4Q18, EBITDA reached R$ 7,475.4 million, with an organic growth of 5.3%, gross margin of 62.2% (-290bps) and EBITDA margin of 46.7% (same as 4Q17). In 2018, EBITDA was R$ 21,098.9 million (+9.4%, organically), with gross margin and EBITDA margin amounting 61.6% (+30bps) and 42.0% (+100bps), respectively. In the 4Q18, reported EBITDA includes a positive impact of R$220.3 million resulting from Hyperinflation Accounting in Argentina, while in the full year of 2018 the impact was negative in R$353.5 million, as detailed on page 21.

Normalized profit and EPS: Normalized profit was R$ 3,724.5 million in 4Q18, 17.3% lower than in 4Q17, as EBITDA organic growth was offset by higher financial expenses. Normalized EPS in the quarter was R$ 0.23 (-16.4%). In 2018, normalized profit was down by 5.0%, reaching R$ 11,591.3 million, with normalized EPS of R$ 0.72 (-3.7%). Without Hyperinflation Accounting impacts, 4Q18 and FY18 EPS would correspond to R$ 0.23 (-16.0%) and R$ 0.73 (-1.3%), respectively.

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

1 Starting in 3Q18, reported numbers are presented applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance to IAS 29, as detailed on Section “Financial Reporting in Hyperinflationary Economies - Argentina” (page 21). Organic growth continues to be presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates, without any impact resulting from Hyperinflation Accounting.

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 2

Cash generation and CAPEX: Cash flow from operating activities in 4Q18 was R$ 8,786.2 million (-1.3%) and CAPEX reached R$ 1,352.8 million (+16.1%). In 2018, cash flow from operating activities totaled R$ 17,911.2 million (+0.2%) and CAPEX rose 11.5% to R$ 3,571.0 million.

Payout and financial discipline: in 2018, we paid R$ 8.6 billion in dividends and interest on shareholders’ equity, being R$ 7.5 billion related to the profit generated in 2018 and R$ 1.1 billion related to 2017 profit. As of December 31, 2018, our net cash position was R$ 9,054.1 million.

Financial highlights - Ambev consolidated	4Q17	4Q18	% As Reported	% Organic	YTD17	YTD18	% As Reported	% Organic
R$ million
Volume ('000 hl)	47,430.5	45,755.8	-3.5%	-3.8%	162,829.4	158,716.9	-2.5%	-2.6%
Net revenue	15,027.2	16,017.8	6.6%	5.3%	47,899.3	50,231.3	4.9%	6.9%
Gross profit	10,038.9	9,966.9	-0.7%	0.8%	29,857.5	30,961.7	3.7%	7.4%
% Gross margin	66.8%	62.2%	-460 bps	-290 bps	62.3%	61.6%	-70 bps	30 bps
Normalized EBITDA	7,296.1	7,475.4	2.5%	5.3%	20,147.6	21,098.9	4.7%	9.4%
% Normalized EBITDA margin	48.6%	46.7%	-190 bps	0 bps	42.1%	42.0%	-10 bps	100 bps

Profit	3,299.3	3,463.5	105.0%		7,850.5	11,377.4	44.9%
Normalized profit	4,505.5	3,724.5	-17.3%		12,199.7	11,591.3	-5.0%
EPS (R$/shares)	0.20	0.21	107.6%		0.47	0.70	50.2%
Normalized EPS (R$/shares)	0.28	0.23	-16.4%		0.74	0.72	-3.7%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

MANAGEMENT COMMENTS

We ended 2018 with a solid fourth quarter, delivering, on a consolidated basis, top-line growth of 5.3% and EBITDA of R$ 7,475 million, which represents an increase of 5.3% versus 4Q17. In the full year, our top line grew by 6.9% and EBITDA reached R$ 21,099 million (+9.4%).

       Brazil

In 4Q18, Beer Brazil net revenue was up 0.9%, supported by NR/hl growth of 3.1%. Although volume declined 2.1%, we outperformed the industry, according to our estimates. The country’s consumer environment was more challenging in the beginning of the quarter, however, we saw sequential improvement on trends in November and December. EBITDA was slightly down (–0.6%), with margin contraction of 80bps to 50.4%, mainly impacted by commodities prices, especially aluminum and barley, and by a hard comparable in 4Q17, marginally offset by favorable FX and SG&A reduction. In the full year, Beer Brazil volumes were down 3.1%. We estimate we lost 40 bps of market share in FY18 after gaining approximately 60 bps of market share in FY17.

In our Non-Alcoholic Beverages business in Brazil (NAB Brazil), top line was down 9.1% in the quarter, with a NR/hl increase of 0.8% and volumes declining by 9.8%, underperforming the industry that declined by mid single digit, according to our estimates. In the full year, volume declined 8.7%, underperforming the industry that declined by mid single digit, according to our estimates. EBITDA was down 44.9%, as expected, due to the volatility in the NAB COGS between quarters, which was embedded in our guidance on full year cash COGS/hl. Full year EBITDA rose 5.1%. EBITDA Margin was 31.9% in the quarter while full year margin was 37.1%.

We continued to invest in our growth platforms, further enhancing our portfolio:

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 3

Elevate the Core

•         With summer approaching, easy drinking brands became more evident in the market and so we invested in the new visual brand identity of Skol, highlighting its liquid and aggregating a perception of higher quality to the brand.

•         In addition to that, Skol communication in the quarter had the signature “The wheel doesn’t stop turning”, which not only reinforced the innovative DNA of the brand, but also prepared the market for the launch of “Skol Puro Malte” in early January 2019, which is a pure malt beer that maintains the characteristic lightness associated with the brand, being the only pure malt beer that “goes down round”, strengthening the Skol family.

•         Skol Hops continued to deliver growth in its national roll-out with good acceptance in the southeast region. With less than a year, the Skol Hops volume is almost the same as Brahma Extra.

•         Brahma, our classic lager beer in the core segment, continues to grow well above the industry quarter after quarter, supported by a complete portfolio of 7 different liquids.

•         The core plus segment had a strong performance in the quarter, with Bohemia growing more than 85%.

Accelerate Premium

•         The premium segment continues to post exciting results, with global brands Budweiser, Stella Artois and Corona delivering a combined growth of over 35% in 4Q18. We are certain that the premium market is a portfolio game and we have been gaining share over the last several months.

•         Corona was once again responsible for driving the growth and more than doubled its volume in the quarter. The brand also signed a sponsorship contract with Gabriel Medina, strengthening the brand even further and gaining awareness.

•         Stella Artois kept its solid growth pace in 4Q18, with volume increasing over 50% year over year as a result of the investment in new packages: the sharing size bottles and the different cans. The brand also did its first proprietary event: Villa Stella in Rio de Janeiro, embracing and consolidating gastronomy as its main platform.

•         In the full year, global brand portfolio grew by more than 30%. Budweiser grew by more than 25%, Stella Artois was up by more than 40% and Corona led the way as one of the fastest growing brands in the country, up by more than 75% this year.

•         The domestic premium portfolio also posted important results in the quarter, with both Serramalte and Original growing. Serramalte grew more than 50%, mainly driven by the recently launched cans.

Drive Smart Affordability

•         Our regional beer, Nossa, launched in 3Q18, posted strong growth in Pernambuco, gaining 5pp of market share in the state, according to our estimates. Following this successful initiative, we launched the Magnífica beer in the state of Maranhão in December. Magnífica replicates the same strategy, as it is also brewed with Cassava from local farmers and connects with local culture, while delivering affordability to consumers.

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 4

In Home & Out of Home

•         The on-trade channel continues to be the most relevant channel in Brazil. We have evolved with the segmentation of this channel to redesign and implement more specific trade programs, increasing the effectiveness of our investments and leveraging our volumes. Our e-commerce, Parceiro Ambev, is one of the largest in the country, with approximately 100,000 clients. Through this platform, clients can order and track delivery and it also provides them with an additional communication channel.

•         Regarding the off-premise channel, we are carrying out several initiatives guided by the idea that consumers should always be able to have our products close, cold and at the right price.

•         We maintain our focus on 300 ml returnable glass bottles in the off-trade, which contributed to a weight of approximately 26% of returnable glass bottles in our retail beer volumes (which includes supermarkets and small store formats, among others), relatively stable compared to last year.

Non-Alcoholic Beverages (NAB)

•         Despite the challenges of the industry, we continue to invest in premiumization, with the brands Lipton, Tônica and Gatorade. The premium segment accounted for more than 13% of our total NAB volume of the quarter.

       Central America and the Caribbean (CAC)

In CAC, we continued to deliver a solid top-line performance (+9.6%) during 4Q18, driven by an increase in volume and NR/hl of 7.9% and 1.5%, respectively.

EBITDA grew by 12.4%, with margin expansion of 110bps to 41.5%, supported by lower sales and marketing and administrative expenses, mainly due to projects related to non-working money expenses and phasing of bonus accruals.

Our commercial strategy in the region remained on track:

In the core segment, we continued to invest in our trade programs, strengthening our connection with our consumers through commercial platforms to further enhance the Presidente brand in the Dominican Republic. In Panama, we kept investing in our main brand, Atlas Golden Light, by creating experiences through proprietary events.

We also continued developing our premiumization strategy in the region by investing in our Corona, Stella Artois and Budweiser brands through a customized execution both for the on-premise and off-premise channels. Premium represents a great opportunity for the future in the region.

       Latin America South (LAS)

In LAS, organic net revenue was up 21.8% in the quarter, with NR/hl rising by 30.3%. Volume was down 7.3%, mostly driven by Argentina, where beer volume declined by low double digits. The macro situation in Argentina remains challenging, with a low consumer confidence, further impacting consumption. In the full year of 2018, volume was down 0.8%, given that the pressure on volumes in Argentina in the second half of the year was partially offset by a strong first semester.

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 5

Despite the weaker volume in the quarter, we were able to keep our price increase policy due to continued revenue management initiatives. EBITDA was up by 38.9% with margin expansion of 700bps to 51.4%, which benefited from a favorable FX.

In spite of the macroeconomic volatility in Argentina, we remained focused on what we can control in our business and achieved positive developments.

In Argentina, we maintained the strategy of differentiating the core brands, Quilmes, our classic lager, and Brahma, our easy drinking lager. We also launched the Brahma 269 ml sleek can, a product for the summer season.

Regarding the core plus segment, Budweiser continued to embrace the music platform, with BUDX hosting the main parties in the quarter, sponsoring several DJs. We also launched a limited edition IPA for Andes Origen, which was presented for the first time at the most important gastronomic festival in Mendoza.

Our premiumization strategy has also shown promising results in LAS, with our premium portfolio – including (i) Stella Artois and Corona in Chile, Argentina, Paraguay and Uruguay; (ii) Budweiser in Paraguay, Uruguay and Chile; (iii) Patagonia in Argentina and Paraguay; and (iv) Huari in Bolivia, among other brands – outpacing the industry across all countries in which we operate.

       Canada

In Canada, top line was down 2.2% in the quarter, as NR/hl grew 1.5% driven by a favorable mix. Volume declined 3.6%, mostly driven by a slowdown of the beer industry.

EBITDA declined by 3.4%, with margin contraction of 40bps to 34.5%,being negatively impacted by higher aluminum and other commodities prices, and but positively affected by lower administrative expenses that benefited from savings initiatives and lower variable compensation accruals.

Despite industry challenges, we had positive achievements with our portfolio during the quarter. In the core segment, Bud Light kept its momentum, supported by strong commercial and trade activations, and Michelob Ultra has continued its fast start, accelerating growth in the quarter.

In the premium segment, Stella Artois and Corona volumes ramped up, enabling us to sustain our leadership position in the country. Moreover, the craft portfolio continued to perform well, growing by double digits, already accounting for approximately 5% of our beer volume in the country.

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 6

OUTLOOK

The year 2018 was marked by transformational investments in our beer portfolio in Brazil, with innovation in new liquids and new packaging. Our ownership mentality requires a focus on long-term sustainable value creation, even if temporary volatility has put pressure on our results in the short term. We are not satisfied with our performance in the year and we are committed to improving results based on the execution of our clear strategy.

Our plan is supported by: (i) our robust and unique portfolio, which allows us to play in all the segments of the Brazilian beer market reaching a more balanced top-line growth between volume and revenue; (ii) our unmatched distribution capability; (iii) exciting innovations we have in the pipeline; (iv) commercial investments targeting to improve consumer experience; and (v) our people.

We are excited about our NAB business in Brazil and will continue to invest behind premiumization, leveraging brands such as Lipton, Do Bem, Tônica and Gatorade, which contribute to a more profitable mix, continuing to support our main brand, Guaraná Antarctica.

On the cost side, we expect the full year cash total COGS per hectoliter in Brazil to increase by mid teens as we will face pressure from currency depreciation and commodity prices (our average hedging rate for 2019 is of 3.61 BRL/USD versus 3.16 BRL/USD in 2018).

The outlook for 2019 is positive, including improved macroeconomic fundamentals, and we are confident that we have the right plan to accelerate EBITDA growth in comparison to 2018 despite the significant cost escalation.

With respect to CAC, we are very pleased with the development of our business and strong volume performance, and we remain enthusiastic about the opportunities we see for the region both in the short and long term.

In LAS, while cautious about the Argentinean macroeconomic environment, we have a track record of delivering solid results in the region and we remain confident in our ability to maintain this pattern, supported by the strength of our brands and by our financial discipline.

In Canada, we remain committed to leveraging our performance in the country, building upon the strength of our portfolio and our leading position in the market.

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 7

AMBEV CONSOLIDATED INCOME STATEMENT

Consolidated income statement	4Q17	Scope	Currency Translation	Organic Growth	Hyperinflation Argentina	4Q18	% As Reported	% Organic
R$ million
Net revenue	15,027.2	54.7	(543.9)	795.1	684.7	16,017.8	6.6%	5.3%
Cost of goods sold (COGS)	(4,988.3)	(19.3)	49.2	(718.6)	(373.9)	(6,050.9)	21.3%	14.5%
Gross profit	10,038.9	35.4	(494.8)	76.5	310.8	9,966.9	-0.7%	0.8%
Selling, general and administrative (SG&A)	(4,187.5)	(19.4)	103.5	422.6	(223.5)	(3,904.3)	-6.8%	-10.1%
Other operating income/(expenses)	450.3		(19.3)	(158.6)	(22.4)	250.0	-44.5%	-35.2%
Normalized operating income (normalized EBIT)	6,301.7	16.0	(410.6)	340.5	64.9	6,312.6	0.2%	5.4%
Exceptional items above EBIT	(27.4)	-	19.2	(85.2)	(9.9)	(103.3)	nm	nm
Net finance results	(1,247.5)					(1,619.0)	29.8%
Share of results of joint ventures	(4.9)					1.1	-123.4%
Income tax expense	(1,722.5)					(1,127.9)	-34.5%

Profit	3,299.3					3,463.5	105.0%
Attributable to Ambev holders	3,119.4					3,360.4	107.7%
Attributable to non-controlling interests	179.9					103.1	-42.7%

Normalized profit	4,505.5					3,724.5	-17.3%
Attributable to Ambev holders	4,324.8					3,620.2	-16.3%

Normalized EBITDA	7,296.1	16.0	(444.7)	387.6	220.3	7,475.4	2.5%	5.3%

Consolidated income statement	YTD17	Scope	Currency Translation	Organic Growth	Hyperinflation Argentina	YTD18	% As Reported	% Organic
R$ million
Net revenue	47,899.3	61.7	(454.8)	3,283.0	(557.8)	50,231.3	4.9%	6.9%
Cost of goods sold (COGS)	(18,041.8)	(28.0)	(64.7)	(1,098.0)	(37.2)	(19,269.6)	6.8%	6.1%
Gross profit	29,857.5	33.7	(519.5)	2,185.0	(595.0)	30,961.7	3.7%	7.4%
Selling, general and administrative (SG&A)	(14,539.3)	(47.4)	25.9	(297.5)	25.1	(14,833.2)	2.0%	2.1%
Other operating income	1,217.3	-	(11.4)	(205.6)	(52.9)	947.3	-22.2%	-16.9%
Normalized operating income (normalized EBIT)	16,535.5	(13.7)	(505.1)	1,681.9	(622.8)	17,075.8	3.3%	10.2%
Exceptional items above EBIT	(108.7)	-	36.2	(17.0)	3.1	(86.4)	-20.5%	15.6%
Net finance results	(3,493.9)					(3,823.4)	9.4%
Share of results of joint ventures	(3.1)					1.0	-133.4%
Income tax expense	(5,079.3)					(1,789.6)	-64.8%

Profit	7,850.5					11,377.4	44.9%
Attributable to Ambev holders	7,332.0					11,024.7	50.4%
Attributable to non-controlling interests	518.5					352.7	-32.0%

Normalized profit	12,199.7					11,591.3	-5.0%
Attributable to Ambev holders	11,678.1					11,249.1	-3.7%

Normalized EBITDA	20,147.6	(13.7)	(565.1)	1,883.5	(353.5)	21,098.9	4.7%	9.4%

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 8

AMBEV CONSOLIDATED RESULTS

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenue per hectoliter (R$)	COGS per hectoliter (R$)

Normalized EBITDA (R$ million)	Normalized EBITDA Margin (%)

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 9

AMBEV CONSOLIDATED

We delivered during the quarter R$ 16,017.8 million of net revenue (+5.3%) and R$ 7,475.4 million of EBITDA (+5.3%). Excluding Hyperinflation Accounting impacts in Argentina, EBITDA would correspond to R$ 7,255.1 million.

In 2018, net revenue totaled R$ 50,231.3 (+6.9%) and EBITDA R$ 21,098.9 million (+9.4%).

Ambev	4Q17	Scope	Currency Translation	Organic Growth	Hyperinflation Argentina	4Q18	% As Reported	% Organic
R$ million
Volume ('000 hl)	47,430.5	126.4	-	(1,801.2)	-	45,755.8	-3.5%	-3.8%

Net revenue	15,027.2	54.7	(543.9)	795.1	684.7	16,017.8	6.6%	5.3%
Net revenue/hl (R$)	316.8	0.3	(11.9)	29.9	15.0	350.1	10.5%	9.4%
COGS	(4,988.3)	(19.3)	49.2	(718.6)	(373.9)	(6,050.9)	21.3%	14.5%
COGS/hl (R$)	(105.2)	(0.1)	1.1	(19.9)	(8.2)	(132.2)	25.7%	18.9%
COGS excl. deprec. & amort.	(4,355.5)	(19.3)	34.4	(636.5)	(248.8)	(5,225.7)	20.0%	14.7%
COGS/hl excl. deprec. & amort. (R$)	(91.8)	(0.2)	0.8	(17.5)	(5.4)	(114.2)	24.4%	19.1%
Gross profit	10,038.9	35.4	(494.8)	76.5	310.8	9,966.9	-0.7%	0.8%
% Gross margin	66.8%				-80 bps	62.2%	-460 bps	-290 bps
SG&A excl. deprec. & amort.	(3,825.9)	(19.4)	84.2	387.6	(193.2)	(3,566.6)	-6.8%	-10.2%
SG&A deprec. & amort.	(361.6)	-	19.3	34.9	(30.3)	(337.7)	-6.6%	-9.7%
SG&A total	(4,187.5)	(19.4)	103.5	422.6	(223.5)	(3,904.3)	-6.8%	-10.1%
Other operating income/(expenses)	450.3	-	(19.3)	(158.6)	(22.4)	250.0	-44.5%	-35.2%
Normalized EBIT	6,301.7	16.0	(410.6)	340.5	64.9	6,312.6	0.2%	5.4%
% Normalized EBIT margin	41.9%				-130 bps	39.4%	-250 bps	10 bps
Normalized EBITDA	7,296.1	16.0	(444.7)	387.6	220.3	7,475.4	2.5%	5.3%
% Normalized EBITDA margin	48.6%				-60 bps	46.7%	-190 bps	0 bps

Ambev	YTD17	Scope	Currency Translation	Organic Growth	Hyperinflation Argentina	YTD18	% As Reported	% Organic
R$ million
Volume ('000 hl)	162,829.4	68.9	-	(4,181.5)	-	158,716.9	-2.5%	-2.6%

Net revenue	47,899.3	61.7	(454.8)	3,283.0	(557.8)	50,231.3	4.9%	6.9%
Net revenue/hl (R$)	294.2	0.3	(2.9)	28.4	(3.5)	316.5	7.6%	9.7%
COGS	(18,041.8)	(28.0)	(64.7)	(1,098.0)	(37.2)	(19,269.6)	6.8%	6.1%
COGS/hl (R$)	(110.8)	(0.1)	(0.4)	(9.8)	(0.2)	(121.4)	9.6%	8.9%
COGS excl. deprec. & amort.	(15,678.3)	(28.0)	(96.3)	(929.3)	147.6	(16,584.3)	5.8%	5.9%
COGS/hl excl. deprec. & amort. (R$)	(96.3)	(0.1)	(0.6)	(8.4)	0.9	(104.5)	8.5%	8.7%
Gross profit	29,857.5	33.7	(519.5)	2,185.0	(595.0)	30,961.7	3.7%	7.4%
% Gross margin	62.3%				-50 bps	61.6%	-70 bps	30 bps
SG&A excl. deprec. & amort.	(13,291.6)	(47.4)	(2.4)	(263.6)	109.6	(13,495.4)	1.5%	2.0%
SG&A deprec. & amort.	(1,247.7)	-	28.3	(33.8)	(84.5)	(1,337.8)	7.2%	2.7%
SG&A total	(14,539.3)	(47.4)	25.9	(297.5)	25.1	(14,833.2)	2.0%	2.1%
Other operating income/(expenses)	1,217.3	-	(11.4)	(205.6)	(52.9)	947.3	-22.2%	-16.9%
Normalized EBIT	16,535.5	(13.7)	(505.1)	1,681.9	(622.8)	17,075.8	3.3%	10.2%
% Normalized EBIT margin	34.5%				-80 bps	34.0%	-50 bps	110 bps
Normalized EBITDA	20,147.6	(13.7)	(565.1)	1,883.5	(353.5)	21,098.9	4.7%	9.4%
% Normalized EBITDA margin	42.1%				-20 bps	42.0%	-10 bps	100 bps

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 10

LATIN AMERICA NORTH (LAN)

Our LAN region includes Beer Brazil, Non-Alcoholic Beverages Brazil (NAB Brazil) and Central America and the Caribbean (CAC) operations. In 4Q18 LAN net revenue was of 10,364.9 (+0.8%) and EBITDA of R$ 4,853.0 million (-5.2%). In 2018, LAN top line totaled 32.628,1 (+3.4%) and EBITDA R$ 14,053.2 million (+4.8%).

LAN	4Q17	Scope	Currency Translation	Organic Growth	4Q18	% As Reported	% Organic
R$ million
Volume ('000 hl)	34,642.8	(55.7)	-	(967.9)	33,619.3	-3.0%	-2.8%

Net revenue	10,084.3	(21.9)	222.7	79.7	10,364.9	2.8%	0.8%
Net revenue/hl (R$)	291.1	(0.2)	6.6	10.7	308.3	5.9%	3.7%
COGS	(3,263.4)	11.6	(98.2)	(648.2)	(3,998.3)	22.5%	19.9%
COGS/hl (R$)	(94.2)	0.2	(2.9)	(22.0)	(118.9)	26.2%	23.4%
COGS excl. deprec. & amort.	(2,781.3)	11.6	(84.5)	(629.7)	(3,483.9)	25.3%	22.7%
COGS/hl excl. deprec. & amort. (R$)	(80.3)	0.2	(2.5)	(21.0)	(103.6)	29.1%	26.3%
Gross profit	6,820.9	(10.3)	124.5	(568.5)	6,366.6	-6.7%	-8.3%
% Gross margin	67.6%				61.4%	-620 bps	-620 bps
SG&A excl. deprec. & amort.	(2,694.1)	3.0	(47.5)	478.0	(2,260.6)	-16.1%	-17.8%
SG&A deprec. & amort.	(273.0)	-	(6.4)	12.0	(267.3)	-2.1%	-4.4%
SG&A total	(2,967.1)	3.0	(54.0)	490.0	(2,528.0)	-14.8%	-16.5%
Other operating income/(expenses)	422.4	-	0.2	(189.9)	232.7	-44.9%	-45.0%
Normalized EBIT	4,276.2	(7.3)	70.7	(268.4)	4,071.3	-4.8%	-6.3%
% Normalized EBIT margin	42.4%				39.3%	-310 bps	-300 bps
Normalized EBITDA	5,031.3	(7.3)	90.9	(261.9)	4,853.0	-3.5%	-5.2%
% Normalized EBITDA margin	49.9%				46.8%	-310 bps	-300 bps

LAN	YTD17	Scope	Currency Translation	Organic Growth	YTD18	% As Reported	% Organic
R$ million
Volume ('000 hl)	118,631.8	(125.6)	-	(3,703.4)	114,802.7	-3.2%	-3.1%

Net revenue	31,086.0	(50.7)	539.6	1,053.2	32,628.1	5.0%	3.4%
Net revenue/hl (R$)	262.0	(0.2)	4.7	17.6	284.2	8.5%	6.7%
COGS	(11,935.0)	25.7	(237.5)	(438.1)	(12,584.9)	5.4%	3.7%
COGS/hl (R$)	(100.6)	0.1	(2.1)	(7.1)	(109.6)	9.0%	7.0%
COGS excl. deprec. & amort.	(10,153.1)	25.7	(208.2)	(423.1)	(10,758.7)	6.0%	4.2%
COGS/hl excl. deprec. & amort. (R$)	(85.6)	0.1	(1.8)	(6.4)	(93.7)	9.5%	7.5%
Gross profit	19,151.0	(25.0)	302.1	615.1	20,043.2	4.7%	3.2%
% Gross margin	61.6%				61.4%	-20 bps	-10 bps
SG&A excl. deprec. & amort.	(8,870.4)	8.1	(125.8)	186.8	(8,801.3)	-0.8%	-2.1%
SG&A deprec. & amort.	(933.0)	-	(15.2)	9.1	(939.1)	0.7%	-1.0%
SG&A total	(9,803.4)	8.1	(141.0)	195.9	(9,740.4)	-0.6%	-2.0%
Other operating income/(expenses)	1,170.5	-	1.1	(186.6)	985.0	-15.8%	-15.9%
Normalized EBIT	10,518.1	(16.9)	162.2	624.4	11,287.8	7.3%	5.9%
% Normalized EBIT margin	33.8%				34.6%	80 bps	90 bps
Normalized EBITDA	13,233.9	(16.9)	206.7	629.4	14,053.2	6.2%	4.8%
% Normalized EBITDA margin	42.6%				43.1%	50 bps	60 bps

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 11

BRAZIL

In 4Q18, we delivered R$ 4,140.8 million of EBITDA in Brazil (-7.4%), with EBITDA margin of 47.9% (-350bps). Net revenue was down 0.6%, as volume decline of 4.0% was partially offset by NR/hl growth of 3.5%. Cash COGS and cash COGS/hl were up 23.9% and 29.0%, respectively, while cash SG&A declined by 17.6%.

In 2018, net revenue in Brazil was up 1.8%, with volume declining by 4.4%. EBITDA grew by 3.3%, with EBITDA margin expansion of 70bps to 43.9%. Net revenue also benefited from the exclusion of the State VAT (ICMS) from the Excise Taxes (PIS/COFINS) basis, which was almost fully offset by the Excise Taxes (PIS/COFINS) increase implemented in January, 2018.

Brazil	4Q17	Scope	Currency Translation	Organic Growth	4Q18	% As Reported	% Organic
R$ million
Volume ('000 hl)	31,218.9	-	-	(1,233.7)	29,985.2	-4.0%	-4.0%

Net revenue	8,700.7	-	-	(50.4)	8,650.3	-0.6%	-0.6%
Net revenue/hl (R$)	278.7	-	-	9.8	288.5	3.5%	3.5%
COGS	(2,686.4)	-	-	(530.8)	(3,217.2)	19.8%	19.8%
COGS/hl (R$)	(86.0)	-	-	(21.2)	(107.3)	24.7%	24.7%
COGS excl. deprec. & amort.	(2,274.6)	-	-	(544.5)	(2,819.1)	23.9%	23.9%
COGS/hl excl. deprec. & amort. (R$)	(72.9)	-	-	(21.2)	(94.0)	29.0%	29.0%
Gross profit	6,014.3	-	-	(581.2)	5,433.1	-9.7%	-9.7%
% Gross margin	69.1%				62.8%	-630 bps	-630 bps
SG&A excl. deprec. & amort.	(2,332.4)	-	-	410.7	(1,921.7)	-17.6%	-17.6%
SG&A deprec. & amort.	(228.7)	-	-	10.3	(218.4)	-4.5%	-4.5%
SG&A total	(2,561.1)	-	-	421.0	(2,140.1)	-16.4%	-16.4%
Other operating income/(expenses)	377.8	-	-	(146.5)	231.2	-38.8%	-38.8%
Normalized EBIT	3,831.0	-	-	(306.7)	3,524.3	-8.0%	-8.0%
% Normalized EBIT margin	44.0%				40.7%	-330 bps	-330 bps
Normalized EBITDA	4,471.4	-	-	(330.7)	4,140.8	-7.4%	-7.4%
% Normalized EBITDA margin	51.4%				47.9%	-350 bps	-350 bps

Brazil	YTD17	Scope	Currency Translation	Organic Growth	YTD18	% As Reported	% Organic
R$ million
Volume ('000 hl)	106,360.0	-	-	(4,717.1)	101,642.9	-4.4%	-4.4%

Net revenue	26,353.0	-	-	461.2	26,814.2	1.8%	1.8%
Net revenue/hl (R$)	247.8	-	-	16.0	263.8	6.5%	6.5%
COGS	(9,889.5)	-	-	(135.3)	(10,024.8)	1.4%	1.4%
COGS/hl (R$)	(93.0)	-	-	(5.6)	(98.6)	6.1%	6.1%
COGS excl. deprec. & amort.	(8,372.2)	-	-	(151.5)	(8,523.8)	1.8%	1.8%
COGS/hl excl. deprec. & amort. (R$)	(78.7)	-	-	(5.1)	(83.9)	6.5%	6.5%
Gross profit	16,463.6	-	-	325.8	16,789.4	2.0%	2.0%
% Gross margin	62.5%				62.6%	10 bps	10 bps
SG&A excl. deprec. & amort.	(7,682.5)	-	-	190.2	(7,492.2)	-2.5%	-2.5%
SG&A deprec. & amort.	(790.9)	-	-	13.7	(777.2)	-1.7%	-1.7%
SG&A total	(8,473.4)	-	-	203.9	(8,269.5)	-2.4%	-2.4%
Other operating income/(expenses)	1,092.7	-	-	(127.7)	965.0	-11.7%	-11.7%
Normalized EBIT	9,082.9	-	-	402.0	9,484.9	4.4%	4.4%
% Normalized EBIT margin	34.5%				35.4%	90 bps	90 bps
Normalized EBITDA	11,391.0	-	-	372.2	11,763.2	3.3%	3.3%
% Normalized EBITDA margin	43.2%				43.9%	70 bps	70 bps

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 12

BEER BRAZIL

In 4Q18, EBITDA for Beer Brazil was R$ 3,764.6 million (-0.6%), with EBITDA margin contraction of 80bps to 50.4%.

Net revenue was up 0.9%. Volume declined by 2.1%, outperforming the beer industry, according to our estimates. NR/hl grew by 3.1%, slightly below inflation for the period as price increase was offset by geographic mix. Cash COGS and cash COGS/hl were up 25.2% and 27.9%, respectively, mainly impacted by commodities prices, specially aluminum and barley, and by a hard comparable in 4Q17 marginally offset by favorable FX. Cash SG&A was down 20.0%, due to phasing of bonus accruals, which were fully booked in 4Q17 and in this year was split between 3Q and 4Q and projects related to non-working money expenses.

In 2018, Beer Brazil top line was up 2.2%, impacted by volume decline of 3.1%, slightly below the industry. EBITDA grew by 3.0%, with EBITDA margin expansion of 40bps to 45.0%.

Beer Brazil	4Q17	Scope	Currency Translation	Organic Growth	4Q18	% As Reported	% Organic
R$ million
Volume ('000 hl)	23,768.4	-	-	(504.7)	23,263.7	-2.1%	-2.1%

Net revenue	7,404.5	-	-	67.1	7,471.5	0.9%	0.9%
Net revenue/hl (R$)	311.5	-	-	9.6	321.2	3.1%	3.1%
COGS	(2,146.3)	-	-	(471.9)	(2,618.2)	22.0%	22.0%
COGS/hl (R$)	(90.3)	-	-	(22.2)	(112.5)	24.6%	24.6%
COGS excl. deprec. & amort.	(1,817.2)	-	-	(457.8)	(2,275.0)	25.2%	25.2%
COGS/hl excl. deprec. & amort. (R$)	(76.5)	-	-	(21.3)	(97.8)	27.9%	27.9%
Gross profit	5,258.1	-	-	(404.8)	4,853.3	-7.7%	-7.7%
% Gross margin	71.0%				65.0%	-600 bps	-600 bps
SG&A excl. deprec. & amort.	(2,060.0)	-	-	412.2	(1,647.9)	-20.0%	-20.0%
SG&A deprec. & amort.	(191.9)	-	-	(3.9)	(195.8)	2.0%	2.0%
SG&A total	(2,251.9)	-	-	408.2	(1,843.7)	-18.1%	-18.1%
Other operating income/(expenses)	261.3	-	-	(45.4)	215.9	-17.4%	-17.4%
Normalized EBIT	3,267.5	-	-	(42.0)	3,225.5	-1.3%	-1.3%
% Normalized EBIT margin	44.1%				43.2%	-90 bps	-90 bps
Normalized EBITDA	3,788.5	-	-	(24.0)	3,764.6	-0.6%	-0.6%
% Normalized EBITDA margin	51.2%				50.4%	-80 bps	-80 bps

Beer Brazil	YTD17	Scope	Currency Translation	Organic Growth	YTD18	% As Reported	% Organic
R$ million
Volume ('000 hl)	80,233.6	-	-	(2,449.4)	77,784.2	-3.1%	-3.1%

Net revenue	22,509.3	-	-	499.2	23,008.5	2.2%	2.2%
Net revenue/hl (R$)	280.5	-	-	15.3	295.8	5.4%	5.4%
COGS	(7,895.1)	-	-	(327.9)	(8,222.9)	4.2%	4.2%
COGS/hl (R$)	(98.4)	-	-	(7.3)	(105.7)	7.4%	7.4%
COGS excl. deprec. & amort.	(6,604.5)	-	-	(322.7)	(6,927.2)	4.9%	4.9%
COGS/hl excl. deprec. & amort. (R$)	(82.3)	-	-	(6.7)	(89.1)	8.2%	8.2%
Gross profit	14,614.3	-	-	171.3	14,785.6	1.2%	1.2%
% Gross margin	64.9%				64.3%	-60 bps	-60 bps
SG&A excl. deprec. & amort.	(6,683.4)	-	-	212.0	(6,471.4)	-3.2%	-3.2%
SG&A deprec. & amort.	(707.5)	-	-	5.6	(701.9)	-0.8%	-0.8%
SG&A total	(7,390.9)	-	-	217.7	(7,173.3)	-2.9%	-2.9%
Other operating income/(expenses)	825.0	-	-	(84.9)	740.1	-10.3%	-10.3%
Normalized EBIT	8,048.3	-	-	304.1	8,352.4	3.8%	3.8%
% Normalized EBIT margin	35.8%				36.3%	50 bps	50 bps
Normalized EBITDA	10,046.4	-	-	303.6	10,350.0	3.0%	3.0%
% Normalized EBITDA margin	44.6%				45.0%	40 bps	40 bps

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 13

NAB BRAZIL

In 4Q18, EBITDA for NAB Brazil was R$ 376.2 million (-44.9%), with EBITDA margin contraction of 2,080bps to 31.9%.

Net revenue was down 9.1%, as volume decline of 9.8% slightly offset by NR/hl increase of 0.8% driven by geographic mix. Cash COGS and cash COGS/hl increased by 19.0% and by 31.9%, respectively, as part of the volatility between quarters, which we anticipated in the 3Q18. Cash SG&A was up 0.5%, due to phasing of bonus accruals, which were fully booked in 4Q17 and on this year was split between 3Q18 and 4Q18 and projects related to non-working money expenses.

In 2018, NAB Brazil top line was down 1.0%, with volume declining by 8.7%. Cash COGS/hl was down 1.1%, better than our guidance of mid-single digit growth, due to efficiency gains in the BRL denominated costs. EBITDA grew by 5.1%, with EBITDA margin expansion of 210bps to 37.1%.

NAB Brazil	4Q17	Scope	Currency Translation	Organic Growth	4Q18	% As Reported	% Organic
R$ million
Volume ('000 hl)	7,450.5			(729.0)	6,721.5	-9.8%	-9.8%

Net revenue	1,296.3			(117.5)	1,178.8	-9.1%	-9.1%
Net revenue/hl (R$)	174.0			1.4	175.4	0.8%	0.8%
COGS	(540.0)			(58.9)	(599.0)	10.9%	10.9%
COGS/hl (R$)	(72.5)			(16.6)	(89.1)	22.9%	22.9%
COGS excl. deprec. & amort.	(457.4)			(86.7)	(544.1)	19.0%	19.0%
COGS/hl excl. deprec. & amort. (R$)	(61.4)			(19.6)	(80.9)	31.9%	31.9%
Gross profit	756.2			(176.4)	579.8	-23.3%	-23.3%
% Gross margin	58.3%				49.2%	-910 bps	-910 bps
SG&A excl. deprec. & amort.	(272.4)			(1.4)	(273.8)	0.5%	0.5%
SG&A deprec. & amort.	(36.8)			14.2	(22.6)	-38.7%	-38.7%
SG&A total	(309.2)			12.8	(296.4)	-4.1%	-4.1%
Other operating income/(expenses)	116.5			(101.1)	15.3	-86.8%	-86.8%
Normalized EBIT	563.5			(264.7)	298.8	-47.0%	-47.0%
% Normalized EBIT margin	43.5%				25.3%	-1820 bps	-1820 bps
Normalized EBITDA	682.9			(306.7)	376.2	-44.9%	-44.9%
% Normalized EBITDA margin	52.7%				31.9%	-2080 bps	-2080 bps

NAB Brazil	YTD17	Scope	Currency Translation	Organic Growth	YTD18	% As Reported	% Organic
R$ million
Volume ('000 hl)	26,126.4			(2,267.7)	23,858.8	-8.7%	-8.7%

Net revenue	3,843.7			(38.0)	3,805.7	-1.0%	-1.0%
Net revenue/hl (R$)	147.1			12.4	159.5	8.4%	8.4%
COGS	(1,994.4)			192.5	(1,801.9)	-9.7%	-9.7%
COGS/hl (R$)	(76.3)			0.8	(75.5)	-1.1%	-1.1%
COGS excl. deprec. & amort.	(1,767.8)			171.2	(1,596.6)	-9.7%	-9.7%
COGS/hl excl. deprec. & amort. (R$)	(67.7)			0.7	(66.9)	-1.1%	-1.1%
Gross profit	1,849.3			154.5	2,003.9	8.4%	8.4%
% Gross margin	48.1%				52.7%	460 bps	460 bps
SG&A excl. deprec. & amort.	(999.1)			(21.8)	(1,020.9)	2.2%	2.2%
SG&A deprec. & amort.	(83.4)			8.1	(75.3)	-9.7%	-9.7%
SG&A total	(1,082.5)			(13.8)	(1,096.2)	1.3%	1.3%
Other operating income/(expenses)	267.7			(42.8)	224.9	-16.0%	-16.0%
Normalized EBIT	1,034.6			98.0	1,132.6	9.5%	9.5%
% Normalized EBIT margin	26.9%				29.8%	290 bps	290 bps
Normalized EBITDA	1,344.6			68.6	1,413.2	5.1%	5.1%
% Normalized EBITDA margin	35.0%				37.1%	210 bps	210 bps

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 14

CENTRAL AMERICA AND THE CARIBBEAN (CAC)

CAC delivered EBITDA of R$ 712.3 million (+12.4%) in 4Q18, with EBITDA margin of 41.5% (+110bps). Net revenue increased by 9.6%, led by volume growth of 7.9% coupled with NR/hl increase of 1.5%. Cash COGS and cash COGS/hl grew, respectively, by 17.2% and by 8.6%, negatively affected by Panama, as the strong volume growth in the country since 2017 has driven additional temporary costs in order to supply the market with no disruption. Cash SG&A decreased by 18.8%, supported by lower sales and marketing and administrative expenses, mainly due to projects related to non-working money expenses and phasing of bonus accruals.

In 2018, top line in CAC was up 12.6%, with volume growth of 8.3%. EBITDA grew by 14.1%, with EBITDA margin expansion of 50bps to 39.4%.

The scope change in CAC refers to the disposal of Barbados Bottling Co. Limited, a company that produces and distributes carbonated soft drinks in Barbados, in June  2018.

CAC	4Q17	Scope	Currency Translation	Organic Growth	4Q18	% As Reported	% Organic
R$ million
Volume ('000 hl)	3,423.9	(55.7)		265.8	3,634.0	6.1%	7.9%

Net revenue	1,383.6	(21.9)	222.7	130.1	1,714.6	23.9%	9.6%
Net revenue/hl (R$)	404.1	0.2	61.3	6.2	471.8	16.8%	1.5%
COGS	(577.0)	11.6	(98.2)	(117.4)	(781.1)	35.4%	20.8%
COGS/hl (R$)	(168.5)	0.7	(27.0)	(20.0)	(214.9)	27.5%	11.9%
COGS excl. deprec. & amort.	(506.7)	11.6	(84.5)	(85.3)	(664.8)	31.2%	17.2%
COGS/hl excl. deprec. & amort. (R$)	(148.0)	1.0	(23.2)	(12.7)	(182.9)	23.6%	8.6%
Gross profit	806.6	(10.3)	124.5	12.7	933.5	15.7%	1.6%
% Gross margin	58.3%				54.4%	-390 bps	-430 bps
SG&A excl. deprec. & amort.	(361.7)	3.0	(47.5)	67.3	(338.9)	-6.3%	-18.8%
SG&A deprec. & amort.	(44.3)		(6.4)	1.8	(49.0)	10.6%	-4.0%
SG&A total	(405.9)	3.0	(54.0)	69.0	(387.9)	-4.4%	-17.1%
Other operating income/(expenses)	44.6		0.2	(43.4)	1.4	-96.8%	-97.2%
Normalized EBIT	445.2	(7.3)	70.7	38.3	547.0	22.9%	8.8%
% Normalized EBIT margin	32.2%				31.9%	-30 bps	-30 bps
Normalized EBITDA	559.9	(7.3)	90.9	68.7	712.3	27.2%	12.4%
% Normalized EBITDA margin	40.5%				41.5%	100 bps	110 bps

CAC	YTD17	Scope	Currency Translation	Organic Growth	YTD18	% As Reported	% Organic
R$ million
Volume ('000 hl)	12,271.8	(125.6)		1,013.7	13,159.8	7.2%	8.3%

Net revenue	4,733.0	(50.7)	539.6	592.0	5,813.9	22.8%	12.6%
Net revenue/hl (R$)	385.7	(0.2)	41.0	15.3	441.8	14.5%	4.0%
COGS	(2,045.6)	25.7	(237.5)	(302.8)	(2,560.2)	25.2%	15.0%
COGS/hl (R$)	(166.7)	0.4	(18.0)	(10.2)	(194.5)	16.7%	6.1%
COGS excl. deprec. & amort.	(1,780.9)	25.7	(208.2)	(271.6)	(2,234.9)	25.5%	15.5%
COGS/hl excl. deprec. & amort. (R$)	(145.1)	0.6	(15.8)	(9.5)	(169.8)	17.0%	6.6%
Gross profit	2,687.4	(25.0)	302.1	289.2	3,253.8	21.1%	10.9%
% Gross margin	56.8%				56.0%	-80 bps	-90 bps
SG&A excl. deprec. & amort.	(1,187.9)	8.1	(125.8)	(3.4)	(1,309.0)	10.2%	0.3%
SG&A deprec. & amort.	(142.1)		(15.2)	(4.5)	(161.9)	13.9%	3.2%
SG&A total	(1,330.0)	8.1	(141.0)	(8.0)	(1,470.9)	10.6%	0.6%
Other operating income/(expenses)	77.8		1.1	(58.9)	20.1	-74.2%	-75.7%
Normalized EBIT	1,435.2	(16.9)	162.2	222.4	1,802.9	25.6%	15.7%
% Normalized EBIT margin	30.3%				31.0%	70 bps	80 bps
Normalized EBITDA	1,842.9	(16.9)	206.7	257.3	2,290.0	24.3%	14.1%
% Normalized EBITDA margin	38.9%				39.4%	50 bps	50 bps

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 15

LATIN AMERICA SOUTH (LAS)

In 4Q18, LAS delivered reported EBITDA of R$ 2,047.3 million, which represents a growth of 38.9% in local currency, with EBITDA margin of 51.4% (+700bps). Top line rose 21.8%, with volume declining by 7.3%, mainly explained by consumption contraction in Argentina. NR/hl was up 30.3%, driven by our continued revenue management initiatives to keep up with inflation in the region. Cash COGS and cash COGS/hl went up 1.5% and 9.1%, respectively, favorably affected by FX, while cash SG&A increased by 16.8%.

In 2018, top line in LAS was up 21.5%, with volume decline of 0.8%. EBITDA increased by 29.8%, with EBITDA margin expansion of 310bps to 45.5%.

The scope in LAS refers to the transaction carried out on May 2, 2018, under which we received from Anheuser-Busch InBev SA/NV (AB InBev) the perpetual licensing of Budweiser brand, among other brands, in Argentina, upon the recovery of the distribution rights by AB InBev from Compañia Cervecerías Unidas S.A. (CCU). The transaction also included the transfer to CCU of some Argentinean brands (Norte, Iguana and Baltica).

Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 21. The related impacts are segregated in the column “Hyperinflation Argentina” below.

LAS	4Q17	Scope	Currency Translation	Organic Growth	Hyperinflation Argentina	4Q18	% As Reported	% Organic
R$ million
Volume ('000 hl)	10,431.9	182.1		(748.1)		9,865.9	-5.4%	-7.3%

Net revenue	3,484.9	76.5	(1,010.0)	747.6	684.7	3,983.7	14.3%	21.8%
Net revenue/hl (R$)	334.1	1.5	(102.4)	101.2	69.4	403.8	20.9%	30.3%
COGS	(1,241.7)	(30.8)	232.7	(54.6)	(373.9)	(1,468.4)	18.3%	4.4%
COGS/hl (R$)	(119.0)	(0.9)	23.6	(14.6)	(37.9)	(148.8)	25.0%	12.2%
COGS excl. deprec. & amort.	(1,132.9)	(30.8)	193.8	(16.7)	(248.8)	(1,235.5)	9.1%	1.5%
COGS/hl excl. deprec. & amort. (R$)	(108.6)	(1.1)	19.6	(10.0)	(25.2)	(125.2)	15.3%	9.1%
Gross profit	2,243.1	45.7	(777.3)	693.0	310.8	2,515.4	12.1%	31.6%
% Gross margin	64.4%				-370 bps	63.1%	-130 bps	510 bps
SG&A excl. deprec. & amort.	(623.6)	(22.4)	216.7	(103.2)	(193.2)	(725.6)	16.4%	16.8%
SG&A deprec. & amort.	(60.1)		25.2	(13.6)	(30.3)	(78.8)	31.1%	22.7%
SG&A total	(683.7)	(22.4)	242.0	(116.8)	(223.5)	(804.4)	17.7%	17.3%
Other operating income/(expenses)	26.5		(18.6)	39.1	(22.4)	24.6	-7.0%	147.8%
Normalized EBIT	1,585.9	23.3	(553.9)	615.4	64.9	1,735.6	9.4%	39.8%
% Normalized EBIT margin	45.5%				-700 bps	43.6%	-190 bps	670 bps
Normalized EBITDA	1,754.8	23.3	(618.1)	666.9	220.3	2,047.3	16.7%	38.9%
% Normalized EBITDA margin	50.4%				-400 bps	51.4%	100 bps	700 bps

LAS	YTD17	Scope	Currency Translation	Organic Growth	Hyperinflation Argentina	YTD18	% As Reported	% Organic
R$ million
Volume ('000 hl)	34,062.0	194.5		(285.3)		33,971.2	-0.3%	-0.8%

Net revenue	10,769.7	112.4	(1,854.0)	2,283.5	(557.8)	10,753.9	-0.1%	21.5%
Net revenue/hl (R$)	316.2	1.5	(54.6)	69.9	(16.4)	316.6	0.1%	22.1%
COGS	(4,122.6)	(53.7)	475.9	(532.1)	(37.2)	(4,269.7)	3.6%	13.0%
COGS/hl (R$)	(121.0)	(0.9)	14.0	(16.7)	(1.1)	(125.7)	3.8%	13.7%
COGS excl. deprec. & amort.	(3,696.6)	(53.7)	394.0	(368.5)	147.6	(3,577.1)	-3.2%	10.0%
COGS/hl excl. deprec. & amort. (R$)	(108.5)	(1.0)	11.6	(11.8)	4.3	(105.3)	-3.0%	10.8%
Gross profit	6,647.2	58.7	(1,378.1)	1,751.4	(595.0)	6,484.2	-2.5%	26.8%
% Gross margin	61.7%				-230 bps	60.3%	-140 bps	270 bps
SG&A excl. deprec. & amort.	(2,247.7)	(55.5)	429.0	(493.8)	109.6	(2,258.4)	0.5%	22.2%
SG&A deprec. & amort.	(236.0)		53.5	(52.3)	(84.5)	(319.3)	35.3%	22.1%
SG&A total	(2,483.7)	(55.5)	482.5	(546.1)	25.1	(2,577.7)	3.8%	22.2%
Other operating income/(expenses)	41.2		(10.9)	(2.0)	(52.9)	(24.6)	-159.8%	-4.9%
Normalized EBIT	4,204.6	3.2	(906.5)	1,203.3	(622.8)	3,881.9	-7.7%	29.3%
% Normalized EBIT margin	39.0%				-370 bps	36.1%	-290 bps	250 bps
Normalized EBITDA	4,866.7	3.2	(1,041.9)	1,419.2	(353.5)	4,893.7	0.6%	29.8%
% Normalized EBITDA margin	45.2%				-90 bps	45.5%	30 bps	310 bps

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 16

CANADA

Canada delivered EBITDA of R$ 575.1 million (-3.4%) in 4Q18, with EBITDA margin of 34.5% (-40bps).

Top line was down 2.2%, as volume decline (-3.6%), which was mostly driven by a slowdown in the beer industry, partially offset the NR/hl growth of 1.5%. Cash COGS declined by 2.2% while cash COGS/hl grew by 1.4%, mainly due to higher commodity prices, especially aluminum. Cash SG&A declined 2.5%, driven by lower administrative expenses that benefited from savings initiatives and lower variable compensation accruals.

In 2018, net revenue in Canada was down 0.9%, with volume decline of 1.9%. EBITDA decreased by 8.1%, with EBITDA margin compression of 250bps to 31.4%.

Canada	4Q17	Scope	Currency Translation	Organic Growth	4Q18	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,355.8			(85.2)	2,270.6	-3.6%	-3.6%

Net revenue	1,458.0		243.4	(32.2)	1,669.2	14.5%	-2.2%
Net revenue/hl (R$)	618.9		107.2	9.0	735.1	18.8%	1.5%
COGS	(483.2)		(85.3)	(15.8)	(584.3)	20.9%	3.3%
COGS/hl (R$)	(205.1)		(37.6)	(14.6)	(257.3)	25.5%	7.1%
COGS excl. deprec. & amort.	(441.3)		(75.0)	9.9	(506.4)	14.7%	-2.2%
COGS/hl excl. deprec. & amort. (R$)	(187.3)		(33.0)	(2.7)	(223.0)	19.0%	1.4%
Gross profit	974.9		158.1	(48.0)	1,084.9	11.3%	-4.9%
% Gross margin	66.9%				65.0%	-190 bps	-190 bps
SG&A excl. deprec. & amort.	(508.2)		(85.0)	12.8	(580.4)	14.2%	-2.5%
SG&A deprec. & amort.	(28.6)		0.5	36.5	8.4	-129.6%	-127.9%
SG&A total	(536.8)		(84.5)	49.3	(572.0)	6.6%	-9.2%
Other operating income/(expenses)	1.5		(1.0)	(7.8)	(7.3)	nm	nm
Normalized EBIT	439.6		72.6	(6.5)	505.7	15.0%	-1.5%
% Normalized EBIT margin	30.1%				30.3%	20 bps	30 bps
Normalized EBITDA	510.0		82.5	(17.4)	575.1	12.8%	-3.4%
% Normalized EBITDA margin	35.0%				34.5%	-50 bps	-40 bps

Canada	YTD17	Scope	Currency Translation	Organic Growth	YTD18	% As Reported	% Organic
R$ million
Volume ('000 hl)	10,135.7			(192.7)	9,942.9	-1.9%	-1.9%

Net revenue	6,043.5		859.5	(53.8)	6,849.3	13.3%	-0.9%
Net revenue/hl (R$)	596.3		86.4	6.2	688.9	15.5%	1.0%
COGS	(1,984.2)		(303.1)	(127.8)	(2,415.0)	21.7%	6.4%
COGS/hl (R$)	(195.8)		(30.5)	(16.6)	(242.9)	24.1%	8.5%
COGS excl. deprec. & amort.	(1,828.6)		(282.2)	(137.8)	(2,248.5)	23.0%	7.5%
COGS/hl excl. deprec. & amort. (R$)	(180.4)		(28.4)	(17.4)	(226.1)	25.3%	9.6%
Gross profit	4,059.4		556.5	(181.5)	4,434.3	9.2%	-4.5%
% Gross margin	67.2%				64.7%	-250 bps	-250 bps
SG&A excl. deprec. & amort.	(2,173.5)		(305.7)	43.4	(2,435.7)	12.1%	-2.0%
SG&A deprec. & amort.	(78.7)		(10.0)	9.3	(79.3)	0.8%	-11.9%
SG&A total	(2,252.2)		(315.6)	52.7	(2,515.1)	11.7%	-2.3%
Other operating income/(expenses)	5.6		(1.6)	(17.1)	(13.1)	nm	nm
Normalized EBIT	1,812.8		239.2	(145.8)	1,906.2	5.2%	-8.0%
% Normalized EBIT margin	30.0%				27.8%	-220 bps	-220 bps
Normalized EBITDA	2,047.1		270.1	(165.2)	2,152.0	5.1%	-8.1%
% Normalized EBITDA margin	33.9%				31.4%	-250 bps	-250 bps

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 17

OTHER OPERATING INCOME/EXPENSES

Other operating income totaled R$ 250.0 million in 4Q18 (-44.5%, organically), mainly explained by:

•         Lower Government Grants due to lower volumes and geographic mix; and

•         Losses on disposal of property, plant and equipment and intangible assets, as the retroactive  application of Hyperinflation Accounting in Argentina to January 1, 2018, detailed on page 21, resulted in the restatement of fixed assets values and, as a consequence, in higher losses on disposal.

In FY18, other operating income totaled R$ 947.3 million, compared to R$ 1,217.3 million in the previous year, explained by the same factors that impacted 4Q18.

Other operating income/(expenses)	4Q17	4Q18	YTD17	YTD18
R$ million

Government grants/NPV of long term fiscal incentives	346.9	198.0	993.8	820.1
(Additions to)/reversals of provisions	34.9	(8.9)	(12.9)	(42.0)
(Losses)/gains on disposal of property, plant and equipment and intangible assets	44.3	32.7	91.1	(29.8)
Net other operating income/(expenses)	24.1	28.2	145.4	199.0

Other operating income/(expenses)	450.3	250.0	1,217.3	947.3

EXCEPTIONAL ITEMS

During the third quarter we recorded an expense of R$ 103.3 million in exceptional items (compared to an expense of R$ 27.4 million in 4Q17), mainly driven by restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

Exceptional items	4Q17	4Q18	YTD17	YTD18
R$ million

Result from exchange transaction of shareholdings		1.3		30.0
Restructuring	(24.5)	(90.9)	(105.5)	(175.5)
Disposal of subsidiary		1.6		78.6
Aquisition of subsidiary		(1.5)		(1.5)
Argentina's hyperinflation effect		(13.8)		(18.0)
Other exceptional items	(3.0)		(3.2)

Exceptional items	(27.4)	(103.3)	(108.7)	(86.4)

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 18

NET FINANCE RESULTS

Net finance results totaled an expense of R$ 1,619.0 million (+29.8%), explained by:

•         Interest income of R$ 152.1 million, driven by our cash balance, mainly in Brazilian reais, US dollars and Canadian dollars;

•         Interest expenses of R$ 345.3 million, that include interest expenses incurred in connection with the Brazilian Tax Regularization Program – PERT, as well as a non-cash accrual of approximately R$ 60 million related to the put option associated with our investment in the Dominican Republic;

•         R$ 585.7 million of losses on derivative instruments, which were up year over year, explained by (i)  losses related to equity swaps, and (ii) the increase of FX hedges carry costs linked to our COGS and Capex exposure in Argentina;

•         Losses on non-derivative instruments of R$ 360.4 million, mainly related to an adjustment in the fair value of the PUT option in the Dominican Republic;

•         R$ 103.1 million of taxes on financial transactions;

•         R$ 264.7 million of other financial expenses, partially explained by intercompany transactions;

•         R$ 179.1 million of exceptional financial expenses, related to non-cash expenses due to foreign exchange variation on intercompany loans; and

•         R$ 67.1 million of financial incomes, related to non-cash incomes resulting from the adoption of Hyperinflation Accounting in Argentina, as detailed on page 21.

Net finance results	4Q17	4Q18	YTD17	YTD18
R$ million

Interest income	124.9	152.1	458.8	454.0
Interest expenses	(415.5)	(345.3)	(1,569.4)	(1,280.8)
Gains/(losses) on derivative instruments	(121.9)	(585.7)	(543.0)	(1,181.1)
Gains/(losses) on non-derivative instruments	102.1	(360.4)	(128.7)	(872.0)
Taxes on financial transactions	(64.9)	(103.1)	(179.7)	(337.6)
Other financial income/(expenses), net	(36.6)	(264.7)	(555.2)	(609.3)

Exceptional financial expenses	(835.7)	(179.1)	(976.8)	(179.1)
Hyperinflation Argentina		67.1		182.5

Net finance results	(1,247.5)	(1,619.0)	(3,493.9)	(3,823.4)

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 19

DEBT BREAKDOWN

As of December 31, 2018 we held a net cash position of R$ 9,054.1 million (up from R$ 7,811.6 million as of December 31, 2017). Consolidated debt corresponded to R$ 2,422.8 million whereas cash and cash equivalents less bank overdrafts totaled R$ 11,463.5 million, up from R$ 10,352.7 million as of December 31, 2017.

Debt breakdown	December 31, 2017			December 31, 2018
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	351.4	733.5	1,084.9	234.1	539.6	773.7
Foreign Currency	969.7	498.4	1,468.1	1,326.6	322.5	1,649.1
Consolidated Debt	1,321.1	1,231.9	2,553.1	1,560.6	862.1	2,422.8

Cash and Cash Equivalents less Bank Overdrafts			10,352.7			11,463.5
Current Investment Securities			11.9			13.4

Net debt/(cash)			(7,811.6)			(9,054.1)

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 20

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The weighted nominal tax rate for the quarter was 31.3%, compared to 31.3% in 4Q17.

In 2018 the normalized effective tax rate was 13.6% versus 17.7% in 2017,

The table below demonstrates the reconciliation for income tax and social contribution provision.

In 2017 the effective tax rate was impacted by one exceptional item related to the Brazilian Federal Tax Regularization Program. Excluding this item, the normalized effective tax rate of 2018 was slightly below 2017.

Income tax and social contribution	4Q17	4Q18	YTD17	YTD18
R$ million

Profit before tax	5,021.9	4,591.4	12,929.8	13,167.0

Adjustment on taxable basis
Non-taxable net financial and other income	(68.3)	(105.9)	(310.9)	(400.8)
Goverment grants (VAT)	(622.5)	(518.6)	(1,889.1)	(1,807.3)
Share of results of joint ventures	4.9	(1.1)	3.1	(1.0)
Expenses not deductible	(101.2)	130.4	91.1	305.5
Foreign profits taxed in Brazil	147.4	257.0	12.9	(190.3)
	4,382.2	4,353.1	10,836.9	11,073.0
Aggregated weighted nominal tax rate	31.3%	31.3%	29.2%	30.0%
Taxes – nominal rate	(1,373.3)	(1,360.8)	(3,166.6)	(3,319.5)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity		447.0	1,649.0	1,710.4
Tax benefit - amortization on tax books	46.3	17.8	175.3	72.3
Exceptional item - Brazilian Federal Tax Regularization Program	189.4		(2,784.7)
Argentina's hyperinflation effect		(19.7)		(107.2)
Other tax adjustments	(584.9)	(212.2)	(952.3)	(145.5)

Income tax and social contribution expense	(1,722.5)	(1,127.9)	(5,079.3)	(1,789.6)
Effective tax rate	34.3%	24.6%	39.3%	13.6%
Normalized effective tax rate	38.1%	24.6%	17.7%	13.6%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of December 31, 2018.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,728,357,940	61.9%
FAHZ	1,609,987,301	10.2%
Market	4,382,773,767	27.9%
Outstanding	15,721,119,008	100.0%
Treasury	1,028,303
TOTAL	15,722,147,311
Free float B3	3,143,365,836	20.0%
Free float NYSE	1,239,407,931	7.9%

MBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 21

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we are reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS rules (IAS 29) require to report the results of our operations in hyperinflationary economies, as if these economies were highly inflationary as of January 1, 2018, and to restate the year to date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2018 closing rate for FY18 results).

We are presenting the impact of adopting hyperinflation accounting separately in each of the applicable sections of this press release, in a column named “Hyperinflation Argentina”.

In 4Q18 we are reporting positive impacts of R$ 684.7 million on our revenue and of R$ 220.3 million on our normalized EBITDA due to Hyperinflation Accounting. In FY18 we have accounted negative impacts on revenue and normalized EBITDA of R$ 557.8 million and R$ 353.5 million, respectively. The FY18 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the FY18 results against a dedicated line in the finance results, and (ii) the difference between the translation of the FY18 results at the closing exchange rate of December 31, 2018 and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies. 4Q18 results under Hyperinflation Accounting are calculated as the difference between reported FY18 and 9M18 results.

Furthermore, IAS 29 requires adjusting for cumulative inflation the non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies. The resulting effect from the adjustment until December 31, 2017 must be reported in Equity and, from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

During 4Q18, the transition to Hyperinflation Accounting in accordance with the IFRS rules, resulted in (i) a positive R$ 67.1 million adjustment reported in the finance results, (ii) a negative impact on the Profit of R$ 19.0 million, (iii) a negative impact on the Normalized Profit of R$15.5 million,  and (iv) no material impact on EPS, as well as on Normalized EPS. In FY18, the consequences of the transition were (i) a positive R$ 182.5 million adjustment reported in the finance results, (ii) a negative impact on the Profit of R$ 292.4 million, (iii) a negative impact on the Normalized Profit of R$291.2 million,  and (iv) a negative impact on EPS, as well as on Normalized EPS, of R$ 0.02.

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 22

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	4Q17	4Q18	YTD17	YTD18
R$ million

Profit - Ambev holders	3,119.4	3,360.4	7,332.0	11,024.7
Non-controlling interest	179.9	103.1	518.5	352.7
Income tax expense	1,722.5	1,127.9	5,079.3	1,789.6
Profit before taxes	5,021.8	4,591.4	12,929.8	13,167.0
Share of results of joint ventures	4.9	(1.1)	3.1	(1.0)
Net finance results	1,247.5	1,619.0	3,493.9	3,823.4
Exceptional items	27.4	103.3	108.7	86.4
Normalized EBIT	6,301.7	6,312.6	16,535.5	17,075.8
Depreciation & amortization - total	994.4	1,162.9	3,612.1	4,023.1
Normalized EBITDA	7,296.1	7,475.4	20,147.6	21,098.9

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 23

Q4 2018 EARNINGS CONFERENCE CALL

Speakers:	Bernardo Paiva
Chief Executive Officer

Fernando Tennenbaum
Chief Financial and Investor Relations Officer

Language:	English

Date:	February 28, 2019 (Thursday)

Time:	13:00 (Brasília time)
11:00 (EST)

Phone number:	US participants	+1 (844) 435-0325
	International participants	+1 (412) 317-6367

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcastlite.mziq.com/cover.html?webcastId=581be337-4aaf-4a60-8502-fa5f76bc9870

A slide presentation will be available for downloading in our website (ri.ambev.com.br), as well as at the webcast platform through the link above.

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10128168 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Thiago Levy +55 (11) 2122-1415 thiago.levy@ambev.com.br	Elisa Lima +55 (11) 2122-1414 elisa.lima@ambev.com.br

ri.ambev.com.br

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 24

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. As detailed on page 21, the impact of adopting Hyperinflation Accounting in Argentina effective as of January 1, 2018 is presented separately in each of the applicable sections of this press release. Organic growth and normalized numbers continue to be presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates, without any impact resulting from Hyperinflation Accounting.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2017 (4Q17). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 25

Ambev - Segment financial information Organic results	Brazil									CAC			LAS			Canada			Ambev
	Beer			NAB			Total												Consolidated
	4Q17	4Q18%		4Q17	4Q18%		4Q17	4Q18%		4Q17	4Q18%		4Q17	4Q18%		4Q17	4Q18%		4Q17	4Q18%
Volume (000 hl)	23,768.4	23,263.7	-2.1%	7,450.5	6,721.5	-9.8%	31,218.9	29,985.2	-4.0%	3,423.9	3,634.0	7.9%	10,431.9	9,865.9	-7.3%	2,355.8	2,270.6	-3.6%	47,430.5	45,755.8	-3.8%

R$ million
Net revenue	7,404.5	7,471.5	0.9%	1,296.3	1,178.8	-9.1%	8,700.7	8,650.3	-0.6%	1,383.6	1,714.6	9.6%	3,484.9	3,983.7	21.8%	1,458.0	1,669.2	-2.2%	15,027.2	16,017.8	5.3%
% of total	49.3%	46.6%		8.6%	7.4%		57.9%	54.0%		9.2%	10.7%		23.2%	24.9%		9.7%	10.4%		100.0%	100.0%
COGS	(2,146.3)	(2,618.2)	22.0%	(540.0)	(599.0)	10.9%	(2,686.4)	(3,217.2)	24.7%	(577.0)	(781.1)	20.8%	(1,241.7)	(1,468.4)	4.4%	(483.2)	(584.3)	3.3%	(4,988.3)	(6,050. 9)	14.5%
% of total	43.0%	43.3%		10.8%	9.9%		53.9%	53.2%		11.6%	12.9%		24.9%	24.3%		9.7%	9.7%		100.0%	100.0%
Gross profit	5,258.1	4,853.3	-7.7%	756.2	579.8	-23.3%	6,014.3	5,433.1	-9.7%	806.6	933.5	1.6%	2,243.1	2,515.4	31.6%	974.9	1,084.9	-4.9%	10,038.9	9,966.9	0.8%
% of total	52.4%	48.7%		7.5%	5.8%		59.9%	54.5%		8.0%	9.4%		22.3%	25.2%		9.7%	10.9%		100.0%	100.0%
SG&A	(2,251.9)	(1,843.7)	-18.1%	(309.2)	(296.4)	-4.1%	(2,561.1)	(2,140.1)	-16.4%	(405.9)	(387.9)	-17.1%	(683.7)	(804.4)	17.3%	(536.8)	(572.0)	-9.2%	(4,187.5)	(3,904.3)	-10.1%
% of total	53.8%	47.2%		7.4%	7.6%		61.2%	54.8%		9.7%	9.9%		16.3%	20.6%		12.8%	14.6%		100.0%	100.0%
Other operating income/(expenses)	261.3	215.9	-17.4%	116.5	15.3	-86.8%	377.8	231.2	-38.8%	44.6	1.4	-97.2%	26.5	24.6	147.8%	1.5	(7.3)	nm	450.3	250.0	-35.2%
% of total	58.0%	86.4%		25.9%	6.1%		83.9%	92.5%		9.9%	0.6%		5.9%	9.8%		0.3%	-2.9%		100.0%	100.0%
Normalized EBIT	3,267.5	3,225.5	-1.3%	563.5	298.8	-47.0%	3,831.0	3,524.3	-8.0%	445.2	547.0	8.8%	1,585.9	1,735.6	39.8%	439.6	505.7	-1.5%	6,301.7	6,312.6	5.4%
% of total	51.9%	51.1%		8.9%	4.7%		60.8%	55.8%		7.1%	8.7%		25.2%	27.5%		7.0%	8.0%		100.0%	100.0%
Normalized EBITDA	3,788.5	3,764.6	-0.6%	682.9	376.2	-44.9%	4,471.4	4,140.8	-7.4%	559.9	712.3	12.4%	1,754.8	2,047.3	38.9%	510.0	575.1	-3.4%	7,296.1	7,475.4	5.3%
% of total	51.9%	50.4%		9.4%	5.0%		61.3%	55.4%		7.7%	9.5%		24.1%	27.4%		7.0%	7.7%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.0%	-35.0%		-41.7%	-50.8%		-30.9%	-37.2%		-41.7%	-45.6%		-35.6%	-36.9%		-33.1%	-35.0%		-33.2%	-37.8%
Gross profit	71.0%	65.0%		58.3%	49.2%		69.1%	62.8%		58.3%	54.4%		64.4%	63.1%		66.9%	65.0%		66.8%	62.2%
SG&A	-30.4%	-24.7%		-23.9%	-25.1%		-29.4%	-24.7%		-29.3%	-22.6%		-19.6%	-20.2%		-36.8%	-34.3%		-27.9%	-24.4%
Other operating income/(expenses)	3.5%	2.9%		9.0%	1.3%		4.3%	2.7%		3.2%	0.1%		0.8%	0.6%		0.1%	-0.4%		3.0%	1.6%
Normalized EBIT	44.1%	43.2%		43.5%	25.3%		44.0%	40.7%		32.2%	31.9%		45.5%	43.6%		30.1%	30.3%		41.9%	39.4%
Normalized EBITDA	51.2%	50.4%		52.7%	31.9%		51.4%	47.9%		40.5%	41.5%		50.4%	51.4%		35.0%	34.5%		48.6%	46.7%

Per hectoliter - (R$/hl)
Net revenue	311.5	321.2	3.1%	174.0	175.4	0.8%	278.7	288.5	3.5%	404.1	471.8	1.5%	334.1	403.8	30.3%	618.9	735.1	1.5%	316.8	350.1	9.4%
COGS	(90.3)	(112.5)	24.6%	(72.5)	(89.1)	22.9%	(86.0)	(107.3)	24.7%	(168.5)	(214.9)	11.8%	(119.0)	(148.8)	12.4%	(205.1)	(257.3)	7.1%	(105.2)	(132.2)	18.9%
Gross profit	221.2	208.6	-5.7%	101.5	86.3	-15.0%	192.7	181.2	-5.9%	235.6	256.9	-5.9%	215.0	255.0	40.1%	413.8	477.8	-1.4%	211.7	217.8	4.7%
SG&A	(94.7)	(79.3)	-16.4%	(41.5)	(44.1)	6.3%	(82.0)	(71.4)	-13.0%	(118.6)	(106.7)	-23.6%	(65.5)	(81.5)	25.9%	(227.8)	(251.9)	-5.8%	(88.3)	(85.3)	-6.5%
Other operating income/(expenses)	11.0	9.3	-15.6%	15.6	2.3	-85.4%	12.1	7.7	-36.3%	13.0	0.4	-100.7%	2.5	2.5	166.5%	0.6	(3.2)	nm	9.5	5.5	-32.7%
Normalized EBIT	137.5	138.6	0.9%	75.6	44.5	-41.2%	122.7	117.5	-4.2%	130.0	150.5	0.8%	152.0	175.9	48.2%	186.6	222.7	2.2%	132.9	138.0	9.5%
Normalized EBITDA	159.4	161.8	1.5%	91.7	56.0	-38.9%	143.2	138.1	-3.6%	163.5	196.0	4.2%	168.2	207.5	47.5%	216.5	253.3	0.2%	153.8	163.4	9.4%

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 26

Ambev - Segment financial information Organic results	Brazil									CAC			LAS			Canada			Ambev
	Beer			NAB			Total												Consolidated
	YTD17	YTD18%		YTD17	YTD18%		YTD17	YTD18%		YTD17	YTD18%		YTD17	YTD18%		YTD17	YTD18%		YTD17	YTD18%
Volume (000 hl)	80,233.6	77,784.2	-3.1%	26,126.4	23,858.8	-8.7%	106,360.0	101,642.9	-4.4%	12,271.8	13,159.8	8.3%	34,062.0	33,971.2	-0.8%	10,135.7	9,942.9	-1.9%	162,829.4	158,716.9	-2.6%

R$ million
Net revenue	22,509.3	23,008.5	2.2%	3,843.7	3,805.7	-1.0%	26,353.0	26,814.2	1.8%	4,733.0	5,813.9	12.6%	10,769.7	10,753.9	21.5%	6,043.5	6,849.3	-0.9%	47,899.3	50,231.3	6.9%
% of total	47.0%	45.8%		8.0%	7.6%		55.0%	53.4%		9.9%	11.6%		22.5%	21.4%		12.6%	13.6%		100.0%	100.0%
COGS	(7,895.1)	(8,222.9)	4.2%	(1,994.4)	(1,801.9)	-9.7%	(9,889.5)	(10,024.8)	1.4%	(2,045.6)	(2,560.2)	15.0%	(4,122.6)	(4,269.7)	13.0%	(1,984.2)	(2,415.0)	6.4%	(18,041.8)	(19,269.6)	6.1%
% of total	43.8%	42.7%		11.1%	9.4%		54.8%	52.0%		11.3%	13.3%		22.9%	22.2%		11.0%	12.5%		100.0%	100.0%
Gross profit	14,614.3	14,785.6	1.2%	1,849.3	2,003.9	8.4%	16,463.6	16,789.4	2.0%	2,687.4	3,253.8	10.9%	6,647.2	6,484.2	26.8%	4,059.4	4,434.3	-4.5%	29,857.5	30,961.7	7.4%
% of total	48.9%	47.8%		6.2%	6.5%		55.1%	54.2%		9.0%	10.5%		22.3%	20.9%		13.6%	14.3%		100.0%	100.0%
SG&A	(7,390.9)	(7,173.3)	-2.9%	(1,082.5)	(1,096.2)	1.3%	(8,473.4)	(8,269.5)	-2.4%	(1,330.0)	(1,470.9)	0.6%	(2,483.7)	(2,577.7)	22.2%	(2,252.2)	(2,515.1)	-2.3%	(14,539.3)	(14,833.2)	2.1%
% of total	50.8%	48.4%		7.4%	7.4%		58.3%	55.7%		9.1%	9.9%		17.1%	17.4%		15.5%	17.0%		100.0%	100.0%
Other operating income/(expenses)	825.0	740.1	-10.3%	267.7	224.9	-16.0%	1,092.7	965.0	-11.7%	77.8	20.1	-75.7%	41.2	(24.6)	-4.9%	5.6	(13.1)	nm	1,217.3	947.3	-16.9%
% of total	67.8%	78.1%		22.0%	23.7%		89.8%	101.9%		6.4%	2.1%		3.4%	-2.6%		0.5%	-1.4%		100.0%	100.0%
Normalized EBIT	8,048.3	8,352.4	3.8%	1,034.6	1,132.6	9.5%	9,082.9	9,484.9	4.4%	1,435.2	1,802.9	15.7%	4,204.6	3,881.9	29.3%	1,812.8	1,906.2	-8.0%	16,535.5	17,075.8	10.2%
% of total	48.7%	48.9%		6.3%	6.6%		54.9%	55.5%		8.7%	10.6%		25.4%	22.7%		11.0%	11.2%		100.0%	100.0%
Normalized EBITDA	10,046.4	10,350.0	3.0%	1,344.6	1,413.2	5.1%	11,391.0	11,763.2	3.3%	1,842.9	2,290.0	14.1%	4,866.7	4,893.7	29.8%	2,047.1	2,152.0	-8.1%	20,147.6	21,098.9	9.4%
% of total	49.9%	49.1%		6.7%	6.7%		56.5%	55.8%		9.1%	10.9%		24.2%	23.2%		10.2%	10.2%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-35.1%	-35.7%		-51.9%	-47.3%		-37.5%	-37.4%		-43.2%	-44.0%		-38.3%	-39.7%		-32.8%	-35.3%		-37.7%	-38.4%
Gross profit	64.9%	64.3%		48.1%	52.7%		62.5%	62.6%		56.8%	56.0%		61.7%	60.3%		67.2%	64.7%		62.3%	61.6%
SG&A	-32.8%	-31.2%		-28.2%	-28.8%		-32.2%	-30.8%		-28.1%	-25.3%		-23.1%	-24.0%		-37.3%	-36.7%		-30.4%	-29.5%
Other operating income/(expenses)	3.7%	3.2%		7.0%	5.9%		4.1%	3.6%		1.6%	0.3%		0.4%	-0.2%		0.1%	-0.2%		2.5%	1.9%
Normalized EBIT	35.8%	36.3%		26.9%	29.8%		34.5%	35.4%		30.3%	31.0%		39.0%	36.1%		30.0%	27.8%		34.5%	34.0%
Normalized EBITDA	44.6%	45.0%		35.0%	37.1%		43.2%	43.9%		38.9%	39.4%		45.2%	45.5%		33.9%	31.4%		42.1%	42.0%

Per hectoliter - (R$/hl)
Net revenue	280.5	295.8	5.4%	147.1	159.5	8.4%	247.8	263.8	6.5%	385.7	441.8	4.0%	316.2	316.6	22.1%	596.3	688.9	1.0%	294.2	316.5	9.7%
COGS	(98.4)	(105.7)	7.4%	(76.3)	(75.5)	-1.1%	(93.0)	(98.6)	6.1%	(166.7)	(194.5)	6.1%	(121.0)	(125.7)	13.9%	(195.8)	(242.9)	8.5%	(110.8)	(121.4)	8.9%
Gross profit	182.1	190.1	4.4%	70.8	84.0	18.7%	154.8	165.2	6.7%	219.0	247.2	2.3%	195.1	190.9	27.2%	400.5	446.0	-2.6%	183.4	195.1	10.1%
SG&A	(92.1)	(92.2)	0.1%	(41.4)	(45.9)	10.9%	(79.7)	(81.4)	2.1%	(108.4)	(111.8)	-7.2%	(72.9)	(75.9)	23.0%	(222.2)	(252.9)	-0.4%	(89.3)	(93.5)	4.7%
Other operating income/(expenses)	10.3	9.5	-7.5%	10.2	9.4	-8.0%	10.3	9.5	-7.6%	6.3	1.5	-79.2%	1.2	(0.7)	-4.1%	0.6	(1.3)	nm	7.5	6.0	-14.8%
Normalized EBIT	100.3	107.4	7.0%	39.6	47.5	19.9%	85.4	93.3	9.3%	116.9	137.0	6.7%	123.4	114.3	29.3%	178.9	191.7	-6.3%	101.6	107.6	13.0%
Normalized EBITDA	125.2	133.1	6.3%	51.5	59.2	15.1%	107.1	115.7	8.1%	150.2	174.0	5.3%	142.9	144.1	29.9%	202.0	216.4	-6.3%	123.7	132.9	12.2%

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 27

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2017	December 31, 2018

Assets
Current assets
Cash and cash equivalents	10,354.5	11,463.5
Investment securities	11.9	13.4
Derivative financial instruments	350.0	220.0
Trade receivables	4,944.8	4,879.3
Inventories	4,319.0	5,401.8
Income tax and social contributions receivable	2,770.4	1,285.4
Other taxes receivable	600.2	863.3
Other assets	1,367.3	1,202.9
Assets held for sale	-	-
	24,718.1	25,329.6

Non-current assets
Investment securities	122.0	147.3
Derivative financial instruments	35.2	34.9
Income tax and social contributions receivable	2,312.7	3,834.4
Deferred tax assets	2,279.3	2,017.5
Other taxes receivable	225.0	539.8
Other assets	1,964.4	1,687.4
Employee benefits	58.4	64.3
Investments in joint ventures	238.0	257.1
Property, plant and equipment	18,822.3	20,097.0
Intangible	4,674.7	5,840.6
Goodwill	31,401.9	34,276.2
	62,133.9	68,796.5

Total assets	86,852.0	94,126.1

Equity and liabilities
Current liabilities
Trade payables	11,853.9	14,050.0
Derivative financial instruments	215.1	679.3
Interest-bearing loans and borrowings	1,321.1	1,560.6
Bank overdrafts	1.8
Payroll and social security payables	1,047.2	851.6
Dividends and interest on shareholder´s equity payable	1,778.6	807.0
Income tax and social contribution payable	1,668.4	1,558.6
Taxes and contributions payable	3,825.4	3,781.6
Put option granted on subsidiary and other liabilities	6,807.9	1,366.6
Provisions	169.0	173.0
	28,688.5	24,828.4

Non-current liabilities
Trade payables	175.1	126.1
Derivative financial instruments	2.4	2.5
Interest-bearing loans and borrowings	1,231.9	862.1
Deferred tax liabilities	2,329.2	2,424.6
Income tax and social contribution payable	2,418.0	2,227.8
Taxes and contributions payable	771.6	675.6
Put option granted on subsidiary and other liabilities	429.1	2,661.8
Provisions	512.6	426.2
Employee benefits	2,310.7	2,343.7
	10,180.7	11,750.3

Total liabilities	38,869.1	36,578.7

Equity
Issued capital	57,614.1	57,710.2
Reserves	63,361.1	70,215.3
Comprehensive income	(74,966.5)	(71,584.9)
Retained earnings	-
Equity attributable to equity holders of Ambev	46,008.8	56,340.6
Non-controlling interests	1,974.0	1,206.8
Total Equity	47,982.9	57,547.4

Total equity and liabilities	86,852.0	94,126.1

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 28

CONSOLIDATED INCOME STATEMENT	4Q17	4Q18	YTD17	YTD18
R$ million

Net revenue	15,027.2	16,017.8	47,899.3	50,231.3
Cost of goods sold	(4,988.3)	(6,050.9)	(18,041.8)	(19,269.6)
Gross profit	10,038.9	9,966.9	29,857.5	30,961.7

Distribution expenses	(1,790.8)	(1,945.5)	(6,295.5)	(6,736.5)
Sales and marketing expenses	(1,377.9)	(1,363.6)	(5,620.0)	(5,729.5)
Administrative expenses	(1,018.9)	(595.2)	(2,623.8)	(2,367.2)
Other operating income/(expenses)	450.3	250.0	1,217.3	947.3

Normalized EBIT	6,301.7	6,312.6	16,535.5	17,075.8

Exceptional items	(27.4)	(103.3)	(108.7)	(86.4)

Income from operations (EBIT)	6,274.3	6,209.3	16,426.8	16,989.4

Net finance results	(1,247.5)	(1,619.0)	(3,493.9)	(3,823.4)
Share of results of joint ventures	(4.9)	1.1	(3.1)	1.0

Profit before income tax	5,021.8	4,591.4	12,929.8	13,167.0

Income tax expense	(1,722.5)	(1,127.9)	(5,079.3)	(1,789.6)

Profit	3,299.3	3,463.5	7,850.5	11,377.4
Equity holders of Ambev	3,119.4	3,360.4	7,332.0	11,024.7
Non-controlling interest	179.9	103.1	518.5	352.7

Basic earnings per share (R$)	0.20	0.21	0.47	0.70
Diluted earnings per share (R$)	0.20	0.21	0.46	0.70

Normalized Profit	4,505.5	3,724.5	12,199.7	11,591.3

Normalized basic earnings per share (R$)	0.28	0.23	0.74	0.72
Normalized diluted earnings per share (R$)	0.27	0.23	0.74	0.71

Nº of basic shares outstanding (million of shares)	15,709.0	15,720.5	15,705.8	15,718.1
Nº of diluted shares outstanding (million if shares)	15,841.2	15,858.6	15,838.1	15,856.2

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2018 Results February 28, 2019 Page | 29

CONSOLIDATED STATEMENT OF CASH FLOWS	4Q17	4Q18	YTD17	YTD18
R$ million

Profit	3,299.4	3,463.5	7,850.5	11,377.4
Depreciation, amortization and impairment	994.4	1,161.8	3,612.1	4,023.1
Impairment losses on receivables and inventories	34.8	20.5	156.3	125.6
Additions/(reversals) in provisions and employee benefits	3.1	40.3	168.3	171.7
Net finance cost	1,247.5	1,619.0	3,493.9	3,823.4
Loss/(gain) on sale of property, plant and equipment and intangible assets	(44.0)	(32.7)	(49.4)	29.8
Loss/(gain) on sale of property, plant and equipment and intangible assets		(80.2)		(80.2)
Loss/(gain) on sale of operations in associates	(0.3)		(41.7)
Equity-settled share-based payment expense	82.1	42.6	209.3	161.0
Income tax expense	1,722.5	1,127.9	5,079.3	1,789.6
Share of result of joint ventures	4.9	(1.1)	3.1	(1.0)
Other non-cash items included in the profit	(73.1)	(429.1)	196.3	(1,239.2)
Cash flow from operating activities before changes in working capital and provisions	7,271.2	6,932.5	20,677.9	20,181.2
(Increase)/decrease in trade and other receivables	(1,274.2)	(574.6)	(265.6)	(149.2)
(Increase)/decrease in inventories	20.6	(177.2)	(63.8)	(1,167.2)
Increase/(decrease) in trade and other payables	3,457.9	2,762.5	(105.8)	869.8
Cash generated from operations	9,475.5	8,943.2	20,242.7	19,734.6
Interest paid	(150.2)	(201.5)	(557.3)	(621.9)
Interest received	123.7	(14.9)	337.9	500.4
Dividends received	2.1	8.2	7.3	9.3
Income tax and social contributions paid	(550.1)	51.2	(2,156.6)	(1,711.3)
Cash flow from operating activities	8,901.0	8,786.2	17,874.1	17,911.2

Proceeds from sale of property, plant, equipment and intangible assets	68.9	62.1	101.9	102.4
Proceeds from sale of operations in subsidiaries
Acquisition of property, plant, equipment and intangible assets	(1,165.5)	(1,352.8)	(3,203.7)	(3,571.0)
Acquisition of subsidiaries, net of cash acquired	(1.0)	3,069.1	(333.3)	(133.4)
Acquisition of other investments	(1.1)	(3.5)	(1.1)	(8.5)
(Investments)/net proceeds of debt securities	(3.9)	1.2	276.9	(16.1)
Net proceeds/(acquisition) of other assets	0.4	(10.7)	86.2	(49.1)
Cash flow used in investing activities	(1,102.2)	1,765.5	(3,073.0)	(3,675.7)

Capital increase				6.2
Proceeds/(repurchase) of shares	6.1	0.9	(38.6)	7.3
Acquisition of non-controlling interests		(3,060.6)		(3,060.6)
Proceeds from borrowings	115.7	(2,788.1)	2,904.4	2,304.9
Repayment of borrowings	(832.7)	463.6	(5,441.7)	(2,499.0)
Cash net finance costs other than interests	(907.1)	(572.3)	(1,459.5)	(1,153.2)
Payment of finance lease liabilities	(2.3)	(6.0)	(9.0)	(13.1)
Dividends and interest on shareholders’ equity paid	(4,955.0)	(5,129.3)	(8,819.8)	(8,814.1)
Cash flow used in financing activities	(6,575.1)	(11,091.7)	(12,864.1)	(13,221.6)

Net increase/(decrease) in Cash and cash equivalents	1,223.7	(540.1)	1,936.9	1,013.9
Cash and cash equivalents less bank overdrafts at beginning of period	8,340.7	12,202.0	7,876.8	10,352.7
Effect of exchange rate fluctuations	788.4	(198.5)	539.0	96.9
Cash and cash equivalents less bank overdrafts at end of period	10,352.7	11,463.5	10,352.7	11,463.5

AMBEV REPORTS 2018 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer